

Enhancing Shareholder Value at iRobot

April 2016

www.irobotproxycontest.com

Table of Contents



Executive Summary

Introduction to Red Mountain

❑ Red Mountain Capital Partners LLC ("Red Mountain") is an investment management firm that **invests primarily in undervalued and underperforming small-cap public companies** with the objective of unlocking value for the benefit of all shareholders

❑ We have a **successful track record** of working with management teams and boards of directors to enhance value through a combination of: refocusing strategy, improving operational execution, more efficiently allocating capital and upgrading corporate governance

❑ We are **long-term investors** and have held our core investments for an average of eight years

❑ Red Mountain partners **currently serve on the boards of five of our seven publicly traded portfolio companies** and, in every case, we were invited to join the board

❑ Our investment in iRobot Corporation ("iRobot" or the "Company") is the **first time in our 10-year history that we have been forced to engage in a proxy contest** to ensure that shareholders are appropriately represented on a board of directors

❑ We are **disappointed that we were unable to reach a settlement with iRobot**, which we believe would have been in the best interests of the Company and all shareholders

Red Mountain's Value Enhancement Framework

We introduce a combination of governance, strategic, capital management and operational initiatives to enhance value in our core investments

Governance	Enhance Shareholder Rights	Align Interests Through Management Compensation	Upgrade Management and/or Board	Improve Internal Governance Processes
Strategic	Efficient Capital Allocation/ROIC Discipline	Refocus Corporate Strategy/Streamline Business Units	Spin-Offs/ Divestitures/M&A	Improve Investor Communication/ Build Street Coverage
Capital Management	Increase Leverage to Decrease WACC/ Leveraged Recapitalizations/ LBOs	Asset Sales/Share Repurchase Programs/Special Dividends	Optimize Capital Structure	Raise Growth Capital
Operations	Target Normalized Margins for Industry Sector	Reduce Costs/Re-Negotiate Supplier & Customer Contracts/Engage Management Consultants	Revenue Growth Initiatives	Improve Reporting Systems and Controls

iRobot Overview

- Founded in 1990 by three MIT roboticists, Colin Angle, Rodney Brooks and Helen Greiner, to focus on a wide range of robotics applications

- Developed its first commercial product in 1998 and entered the consumer products space in 2002 with the launch of the Roomba vacuum and other devices designed to automate the cleaning and maintenance of homes

- Industry pioneer in robotic vacuums with over 60% global market share today

- More than 15 million home robots sold over the past 13 years

- Home robots business is characterized by high growth, high gross margins and strong free cash flows

- Since the Company's IPO in 2005, home robots topline has grown at over 20% per annum[1]

- However, despite the Company's growth in its home robots business, total shareholder returns have significantly underperformed all relevant indices since iRobot's IPO[2]

Company Snapshot[1]

$ in millions, except per share		
Ticker		IRBT
IPO Date		November 9, 2005
Market Cap	$	1,024
Net Debt		(213)
Enterprise Value	$	811
FY2015 Revenue	$	617
FY2015 Adj EBITDA[3]		92
FY2015 EPS	$	1.47
EV/ NTM EBITDA[4]		8.3x
P/ NTM EPS[4]		22.1x

Total Shareholder Return Since IPO[2]



(1) Source: Capital IQ as of April 15, 2016
(2) Source: Bloomberg; Note: as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing) and assumes dividends reinvested
(3) Source: iRobot Form 8-K filed on February 10, 2016
(4) Note: As of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing)

Why We Invested

"We believe in the potential of iRobot's business to create significant shareholder value. The standalone Home Robots segment has excellent revenue growth and gross margins. With better capital allocation and more efficient operations, the Company has the opportunity to dramatically increase earnings over the next five years. Colin Angle deserves credit for the business he has built, and we share his passion for its potential."

Will Mesdag,
Managing Partner of Red Mountain



CLEAN
A category killer
A dominant leader in a high-growth industry
Long history of innovation
Growing addressable markets
Substantial inventory of IP
Well capitalized with high free cash flow
Global leader in robotic floor care
A pioneer in home robots

How Did We Get Here?

❑ In April 2015, Red Mountain filed a 13D and sent a private letter to Chairman and CEO, Colin Angle, in which we outlined a **detailed plan to enhance value for shareholders**[1]

❑ Over the past year, we have met and corresponded frequently with Mr. Angle, his senior management team and independent directors to articulate our thoughts, including **focusing on Home Robots, selling or shutting down underperforming businesses, increasing operational efficiency, improving capital allocation and enhancing corporate governance**

❑ In the past four months, **the Company has adopted many of our recommendations**
- ✓ Shifting the Company's focus to Home Robots
- ✓ De-emphasizing Remote Presence
- ✓ Selling Defense & Security
- ✓ Increasing and accelerating share repurchase program
- ✓ Declassifying the Board[2]
- ✓ Eliminating supermajority voting requirement[3]

❑ While the Company's actions validated many of our recommendations, its **profitability, capital allocation, revenue growth and corporate governance can be substantially improved**

❑ While we have tried to reach a mutually agreeable settlement, the Board will not accept what we believe it needs most of all: **shareholder representation**

WOULDN'T IT MAKE SENSE TO ELECT THE CHANGE AGENT OF THESE INITIATIVES TO THE BOARD?

(1) Note: See Schedule 13D filed by Red Mountain on April 8, 2015   not fully de-classify until 2019
(2) Note: Will be a ballot item at the 2016 Annual Meeting; Board will   (3) Note: Will be a ballot item at the 2016 Annual Meeting

RED MOUNTAIN

7

Why Is a Proxy Fight Necessary?

❑ Given that the Company has committed to focus on Home Robots, to sell Defense & Security, to de-emphasize Remote Presence, to accelerate its stock repurchases, to de-classify its Board and to eliminate its supermajority voting requirement, one may wonder **why we are waging a contest for two board seats?**

● Despite the sale and discontinuation of money-losing businesses, management has expressed **no intention to increase the operating leverage** of the Company

● Red Mountain is a long-term shareholder and, as such, we seek to help the Board **create a culture of capital prudence** where **management is held to account for its allocation of shareholder capital**

● Despite rhetoric from the Company, we believe that **iRobot has yet to embrace its new identity as a technology-enabled global consumer products company** and **would benefit enormously from a director with robust consumer products experience**

● During the course of our engagement, we have seen the Company go through remarkable contortions to **avoid a significant shareholder voice participating in the boardroom**

● The Board's previous approach to passed shareholder proposals suggest that **new directors with an untarnished perspective are needed to ensure that the Board has credibility with shareholders**

DESPITE CHANGES, WE BELIEVE THE BOARD DOES NOT HAVE A TRACK RECORD OF NOR HAS IT DEMONSTRATED A COMMITMENT TO CREATING SUSTAINABLE SHAREHOLDER VALUE

Continuing to Improve iRobot

❑ While the Board has validated many of our ideas for enhancing value, **there is much to be done** in order for shareholders to fully realize the benefits of iRobot's recent strategic changes

Improve Profitability	**Improve Capital Allocation**	**Improve Revenue Growth**	**Improve Corporate Governance**
Enhance Profitability Through Operating Leverage	*Implement Disciplined Capital Allocation Framework*	*Reposition iRobot as a Global Consumer Products Company*	*Adopt Corporate Governance Best Practices and Restore Credibility*
■ We believe that iRobot has an opportunity to appropriately "right-size" its operating cost structure and **meaningfully enhance operating income margins**	■ We view capital allocation as a crucial litmus test for Board stewardship	■ Now that iRobot is focused on its consumer products, it must **ensure that its operations are in line with leading global consumer products companies** with respect to branding, pricing, product development, manufacturing, supply chain and distribution	■ We believe that the Chairman and CEO roles should be separated; executive compensation incentives should be realigned with driving shareholder value; and additional provisions to expand shareholder rights should be put in place
■ More important than a raw reduction of spend, however, is ensuring that these investments are generating returns for shareholders	■ Given iRobot's poor track record of effective capital allocation, management and the Board must implement a **disciplined capital allocation framework focused on risk-adjusted returns**	■ We believe the Company should consider retaining a leading consumer products consulting firm to assist with the Company's go-forward strategy	■ Of paramount concern, however, is **changing the Board's relationship with shareholders by welcoming accountability**
	■ We would seek constructive Board conversations regarding properly balancing cash on the balance sheet and returning capital to shareholders		

Red Mountain's Key Objectives

- ✓ TOP-LINE GROWTH AND IMPROVED PROFITABILITY

- ✓ EFFECTIVE CAPITAL ALLOCATION

- ✓ IMPROVED CORPORATE GOVERNANCE

- ✓ SUSTAINABLE SHAREHOLDER VALUE



Red Mountain's Nominees



Will Mesdag

- *Former partner of Goldman, Sachs & Co. in its investment banking division*
- *Served with distinction on seven public company boards*
- *Long track record of working constructively and collaboratively (as an advisor and an investor) with management and boards to create sustainable shareholder value*

Mr. Mesdag has expertise in <u>effective capital allocation</u> and <u>good governance</u>



Larry Peiros

- *Former COO of The Clorox Company*
- *Seasoned business leader with over 30 years of operating experience in the consumer packaged goods industry*
- *Served with distinction on three public company boards*

Mr. Peiros has expertise <u>in consumer products branding</u>, <u>pricing</u>, <u>product development</u>, <u>supply chain management</u> and <u>retail distribution</u>

Our campaign at iRobot is about establishing a **culture of accountability in the boardroom**

RED MOUNTAIN



iRobot Performance Review

RED MOUNTAIN
CAPITAL PARTNERS LLC

iRobot Has Underperformed

☐ **Underperforming Stock**

- Since going public in 2005, iRobot's total shareholder return is a mere 36% compared to 152% vs. the NASDAQ index[1], which is disappointing for a high-margin, high-growth business with a dominant market share in its core business

☐ **Declining Market Valuation**

- Despite being a high-growth company, iRobot does not command a premium valuation, which we believe is reflective of our concern with management's ability to enhance shareholder value

☐ **Poor Operating Performance**

- Despite growing revenue and gross margins in excess of 40% in Home Robots, the Company has not improved profitability due to a lack of operating leverage: **operating expenses have increased at a faster rate than revenues over the past five and 10 years**[2]

- Notwithstanding the sale of Defense & Security and the de-emphasis of Remote Presence, which we estimate lose money on a fully-allocated basis, the Company is projecting **an increase in total operating expenses in 2016** versus 2015[3]

☐ **Ineffective Capital Allocation**

- Since its IPO over 10 years ago, iRobot has consistently generated **returns on invested capital that have not exceeded its cost of capital**[4]

IROBOT HAS GREATLY UNDERPERFORMED ITS OPPORTUNITY

(1) Source: Bloomberg; Note: Total shareholder return as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing) and assumes dividends reinvested

(2) Source: Capital IQ
(3) Source: iRobot Form 8-K filed on February 10, 2016
(4) Source: Bloomberg

Total Shareholder Return









Source: Bloomberg
Note: Total shareholder return as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing) and assumes dividends reinvested
Note: Red Mountain's Selected Peer Group consists of Breville Group Limited; Cuckoo Electronics Co., Ltd.; Helen of Troy Limited; Logitech International SA; Netgear Inc.; Tempur Sealy International Inc.; and Zojirushi Corporation (see Appendix for selection rationale)

Total Shareholder Return Since IPO



Source: Bloomberg
Note: Total shareholder return as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing) and assumes dividends reinvested
Note: Red Mountain's Selected Peer Group consists of Breville Group Limited; Cuckoo Electronics Co., Ltd.; Helen of Troy Limited; Logitech International SA; Netgear Inc.; Tempur Sealy International Inc.; and Zojirushi Corporation (see Appendix for selection rationale)

Total Shareholder Return Summary

iRobot's total shareholder return relative to:

	Selected Peer Group	Nasdaq Composite Index	Vanguard Consumer Discretionary ETF
1-Year	**-26.8%**	**-38.2%**	**-36.7%**
3-Year	**-81.5%**	**-38.7%**	**-48.8%**
5-Year	**-24.6%**	0.8%	**-28.4%**
7-Year	**-300.2%**	**-43.4%**	**-83.1%**
Since iRobot IPO	**-362.2%**	**-115.4%**	**-129.9%**

Source: Bloomberg
Note: Total shareholder return as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing) and assumes dividends reinvested
Note: Red Mountain's Selected Peer Group consists of Breville Group Limited; Cuckoo Electronics Co., Ltd.; Helen of Troy Limited; Logitech International SA; Netgear Inc.; Tempur Sealy International Inc.; and Zojirushi Corporation (see Appendix for selection rationale)

RED MOUNTAIN

Declining Market Valuation

EV/NTM EBITDA



> "*On any measure, **we do not view iRobot shares as expensive**. They may be mildly undervalued. However, **we have a harder time identifying the catalyst that might inspire investors** to materially and sustainably pay up for the shares at this time.*"
>
> Oppenheimer, October 5, 2015 (emphasis added)

Source: Capital IQ
Note: As of iRobot's unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing)

Low Valuation for Current Growth Profile

iRobot has among the highest EBITDA growth numbers compared to its peers[1], yet it trades at a discount to its peer average

EV/NTM EBITDA[2]



NTM Revenue Growth	10%	2%	7%	3%	0%	12%	-6%	1%

WE BELIEVE IROBOT IS A "SHOW ME" STORY AND, WITH IMPROVED OVERSIGHT, COULD BE REVALUED AT A HIGHER MULTIPLE

(1) Note: Red Mountain's Selected Peer Group consists of Breville Group Limited; Cuckoo Electronics Co., Ltd.; Helen of Troy Limited; Logitech International SA; Netgear Inc.; Tempur Sealy International Inc.; and Zojirushi Corporation (see Appendix for selection rationale)
(2) Source: Capital IQ; Note: As of iRobot's unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing)

Operating Expense Growth Has Outpaced Revenue Growth

5-Year Revenue Growth



5-Year Operating Expense Growth



Revenue Growth Since 2005



Operating Expense Growth Since 2005



Source: Capital IQ
Note: Dollars are in millions

RED MOUNTAIN

Operating Expense Benchmarking

3-Year Median Operating Expense as a Percentage of Revenue



A BENCHMARKING ANALYSIS TO OUR PEER GROUP CONSISTING OF OTHER GLOBAL CONSUMER PRODUCTS BUSINESSES OF SIMILAR SIZE IMPLIES AN OPPORTUNITY FOR BETTER COST MANAGEMENT AT IROBOT

Source: Capital IQ; SEC filings
Note: Red Mountain's Selected Peer Group consists of Breville Group Limited; Cuckoo Electronics Co., Ltd.; Helen of Troy Limited; Logitech International SA; Netgear Inc.; Tempur Sealy International Inc.; and Zojirushi Corporation (see Appendix for selection rationale)

More Than $500 Million Spent on R&D and Acquisitions

Cumulative R&D and Acquisition Spend



*"Culturally, **iRobot is more about technology than products**. It **has skunkworks in its DNA**, amassing significant intellectual property as measured by patents (~600 held, 400+ pending as of December 2014)…."*

Oppenheimer, May 6, 2015 (emphasis added)

R&D Example: Remote Presence

OVER THE PAST FOUR YEARS, WE ESTIMATE THAT IROBOT **SPENT OVER $50 MILLION** IN R&D (PLUS COGS AND SG&A) FOR REMOTE PRESENCE **TO GENERATE ~$5 MILLION** IN REVENUE

Cumulative Remote Presence R&D Spend vs. Cumulative Remote Presence Revenue



Source: SEC filings and Red Mountain estimates (see footnote below)
Note: Based on the Company's R&D prioritization framework in its investor presentation dated September 22, 2015, we assumed that 80% of total company R&D was spent on products and 20% was spent on new technologies. Of the 80% of total R&D that was spent on products, we assumed, based on discussions with the Company and industry experts, that 50% is used for Home Robots, 25% for Defense and Security and 25% for Remote Presence. **We conservatively assumed that all of the 20% of total company R&D spent on new technologies (e.g., navigation, manipulation and cloud) would remain with the pro forma business**

"We will maintain fairly constant investment in R&D as a percent of revenue"

Internal R&D Prioritization Framework

iRobot R&D

Technologies – 20-25%
- Navigation
- Manipulation
- Cloud

Products – 75-80%

Core
- Roomba
- PackBot
- Braava
- FirstLook
- Scooba

Emerging
- AVA 500
- RP-VITA
- Other

Future
- ?

Focused investment

iRobot

September 22, 2015

6

 = No Longer Part of iRobot

Source: iRobot Investor Presentation, September 22, 2015 (emphasis added)
Note: Slide title taken from statement made by iRobot CFO Alison Dean during the Q4 2015 earnings call on February 11, 2016

Cost of Capital Consistently Exceeds Returns

WACC Compared to ROIC



Over the long run, iRobot's capital investments have not generated an acceptable return

THIS CHART SHOULD BE "FRONT OF MIND" FOR EACH AND EVERY DIRECTOR OF IROBOT

Source: Bloomberg
Note: As of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing)

iRobot's Cost of Capital Is Burdened by Excess Cash

Historical Net Cash as a Percentage of Market Cap



> *"iRobot **generates gobs of cash, but how that benefits investors is unclear**. Internal efforts are well funded, **it seems disinclined to return it to shareholders**…"*
>
> Oppenheimer , May 6, 2015 (emphasis added)

Source: Capital IQ
Note: Net cash defined as cash and short-term investments less total debt

We Are Concerned About Capital Allocation Priorities

Annual Net Cash vs. Annual Capital Returned to Shareholders



GIVEN IROBOT'S STRONG FREE CASH FLOW AND LIMITED ACQUISITION OPPORTUNITIES, WHY HOARD CASH IN EXCESS OF $200 MILLION?

Source: Capital IQ
Note: Net cash defined as cash and short-term investments less total debt

Disingenuous Share Repurchase Programs

❑ On February 25, 2013, iRobot issued a press release announcing that the Board had authorized the repurchase of up to $25 million of stock beginning on March 28, 2013, and ending March 27, 2014[1]

> *"The Board's authorization of a share repurchase program **reflects our confidence in the health and long-term outlook of the company**. With a strong balance sheet and cash flows, we believe we can take advantage of current market conditions to buy back our shares while maintaining the flexibility to make strategic investments in our future."*
>
> Colin Angle, February 25, 2013 (emphasis added)

- **During the period of this announced authorization, the Company repurchased <u>zero</u> shares**[2]

❑ On April 2, 2014, iRobot issued a press release announcing that the Board had authorized the repurchase of up to $50 million of stock beginning on May 1, 2014, and ending April 30, 2015[3]

> *"The Board's authorization of a share repurchase program **reflects our confidence in the health and long-term outlook of the company**. With a strong balance sheet and cash flows, we believe we can take advantage of volatile market conditions to buy back our shares while maintaining the flexibility to make strategic investments in our future."*
>
> Colin Angle, April 2, 2014 (emphasis added)

- **During the period of this announced authorization, the Company repurchased a mere $6.6 million worth of stock**[4]

WOULD THE SHARE REPURCHASE PROGRAMS HAVE BEEN FULFILLED IF A LARGE SHAREHOLDER WERE PRESENT IN THE BOARDROOM?

(1) Source: iRobot Form 8-K filed on February 26, 2013
(2) Source: iRobot Form 10-K filed on February 18, 2014 and iRobot Form 10-Q filed on October 30, 2015
(3) Source: iRobot Form 8-K filed on April 3, 2014

(4) Source: iRobot Form 10-K filed on February 13, 2015; iRobot Form 10-Q filed on May 1, 2015; and iRobot Form 10-Q filed on July 31, 2015

RED MOUNTAIN

Capital Allocation Concerns: iRobot Ventures

❑ In January 2015, iRobot launched a fully staffed $25 million venture capital fund in Silicon Valley,[1] which *"fosters engagement with the entrepreneurs and early-stage companies that are driving innovation in consumer robotics and across the connected hardware ecosystem"*[2]

❑ We raised our concern about this allocation of shareholder capital in a letter to Colin Angle on December 1, 2015, noting that the Company had not disclosed any venture capital investments in its financial reports
  - Subsequently, the Company disclosed iRobot Ventures on its corporate website[2]

❑ We find this to be an **egregious and abusive use of shareholder capital**, regardless of the size or scope of the venture capital fund

❑ **Venture capital is not, nor should it be, iRobot's business** and has a fundamentally lower risk-adjusted return than an investment in the Company's stock

> *"There's a lot going on in the robotics space and really the best way to understand it is to participate in it. By establishing the venture fund we're able to go out and get to know emerging companies that are building robots and robot-related technologies and **get involved in these companies**."*
>
> Colin Angle, January 23, 2015 (emphasis added)

Current Investments

PARACOSM	Petnet io	6 RIVER SYSTEMS
paracosm.io	petnet.io	6river.com

DID ANYONE ON THE IROBOT BOARD QUESTION THIS USE OF CAPITAL?

(1) Source: Jonathan Shieber, Techcrunch, "*The Dawn Of Our Robot Overlords Inches Closer As iRobot Starts VC Shop*" (January 23, 2015)
(2) Source: http://www.irobot.com/About-iRobot/Company-Information/Ventures.aspx

iRobot Ventures is symbolic of the Company's long-running culture, which <u>prioritizes the personal interests of management</u> over prudent capital stewardship

RED MOUNTAIN



Corporate Governance Concerns

Summary of Governance Concerns

❑ iRobot has been a public company for over 10 years but, until recently, **maintained structural defenses typically reserved for new public companies** that have yet to develop a track record

❑ ISS summed up the issues with iRobot's corporate governance in its 2013 report, noting that:

*"The company's **numerous antitakeover provisions** and **sustained underperformance** relative to peers combined with the aforementioned **problematic compensation practices** suggests that **the board is entrenched** and **not acting in shareholders' best interests**."*[1]

❑ The Company's governance challenges included:

- A **poison pill** from its IPO until 2014
- A **combined CEO & Chairman position** despite over a decade of underperformance under the same leadership
- An inconsistent and **poorly designed executive compensation** program
- A **classified board structure**, which shareholders attempted to unwind in 2015
- Troubling and **steady decline in ownership by insiders**, especially Chairman & CEO, Colin Angle
- A **supermajority vote requirement** (75% of the outstanding) on many key issues, coupled with a disingenuous attempt to lower the threshold
- A **long-tenured board** with four directors with more than 12 years of service[2]
- **Inability for shareholders to act outside of the annual meeting** under any circumstances[3]

(1) Source: Institutional Shareholder Services (emphasis added)
(2) Source: FactSet
(3) Note: Including acts by written consent or the ability to call a special meeting of shareholders

De Minimis Shareholder Rights

❑ One of the most frustrating things about being a shareholder of iRobot is the fortress of protections which has historically insulated the Board

❑ In addition to structural defenses for Board members, the Company had a poison pill in place from its IPO through October of 2014

CLASSIFIED BOARD + SUPERMAJORITY VOTING + NO SPECIAL MEETINGS + NO WRITTEN CONSENT =

ENTRENCHED BOARD

❑ Although the Board, at our urging and in response to shareholder pressure, has recommended the approval by shareholders of proposals to declassify the board and eliminate the supermajority provisions at the upcoming annual meeting, the Board continues to benefit from significant structural protections

❑ Even if the proposal to declassify the Board passes (which is by no means a given), the Board will not be up for election in its entirety until 2019

"The directors who were elected at the 2015 annual meeting of stockholders, whose terms will expire in 2018, and the directors who are elected at the 2016 annual meeting of stockholders, whose terms will expire in 2019, will hold office until the end of their current terms and thereafter would be eligible for reelection for one-year terms. As a result, the board of directors will be fully declassified upon the 2019 annual meeting of stockholders."

iRobot Definitive Proxy, March 29, 2016

Now that iRobot is supporting declassification of the Board, the Board has decided to phase-in the new structure, meaning that the full Board will not be annually elected until **2019…**

The Board chose this structure over an immediate declassification.

RED MOUNTAIN

Recent Management Turnover Is Troubling



Resigned

October 2012

Joseph Dyer
Chief Strategy Officer

Not Replaced

Resigned

April 2013

John Leahy
Chief Financial Officer

Internally Replaced

Resigned

November 2013

Jeff Beck
Chief Operating Officer

Not Replaced

Resigned

August 2015

Paolo Pirjanian
Chief Technology Officer

Not Replaced

2012 2013 2014 2015 2016

2012 Proxy Statement

Named Executive Officers
- **Colin Angle**, Chief Executive Officer
- **John Leahy**, Chief Financial Officer
- **Jeff Beck**, Chief Operating Officer
- **Joseph Dyer**, Chief Strategy Officer

2016 Proxy Statement

Named Executive Officers
- **Colin Angle**, Chief Executive Officer
- **Alison Dean**, Chief Financial Officer
- **Russell Campanello**, EVP, HR and Corporate Communications
- **Christian Cerda**, General Manager, Home Robots
- **Glen Weinstein**, Chief Legal Officer

WHY HAS THERE BEEN SUCH HIGH TURNOVER IN THE C-SUITE, AND WHY HAVEN'T THESE INDIVIDUALS BEEN REPLACED?

Source: SEC filings

Lack of Board Independence

Need to Refresh the Board

- ☐ iRobot has been **led by its Founder, who is also the Chairman and CEO**, for the last 25 years

- ☐ Until recently, **four of eight directors had served on the Board for over 12 years** (since before the Company's IPO)

- ☐ As of the 2016 Annual Meeting, three of eight directors will have served for over 12 years

- ☐ Until recently, the **Lead Independent Director and the Chair of the Compensation Committee was a long-tenured director**

  - The Chair of the Compensation Committee continues to be a long-tenured director

Need to Separate the Chairman & CEO

- ☐ The separation of Chairman and CEO would provide checks on management to **ensure that iRobot is being operated within the mandate determined by the Board**

- ☐ Separating the Chairman and CEO would also help **eliminate conflicts of interest as they relate to executive compensation**

- ☐ Given iRobot's poor track record of capital discipline, the **Board should pursue appropriate measures to ensure additional Board oversight and independence**

COMPANIES LIKE IROBOT THAT HAVE RECEIVED SIGNIFICANT CRITICISM OVER CORPORATE GOVERNANCE AND EXECUTIVE COMPENSATION SHOULD SEEK TO SEPARATE CHAIRMAN AND CEO ROLES

RED MOUNTAIN

Consistently Poor Compensation Reviews

- Both ISS and Glass Lewis have offered sharp critiques of iRobot's executive compensation practices, and Glass Lewis has given the Company a "D" grade for its pay for performance alignment for the last three years



GLASS LEWIS COMPENSATION GRADES



2015	2014	2013
D	D	D





*"The **Company has been deficient in linking executive pay to corporate performance**, as indicated by the "D" grade received by the Company in Glass Lewis' pay-for-performance model. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, the Company has not implemented such a program. Furthermore, we note that the Company received pay-for-performance grades of 'D' in both our 2014 and 2013 Proxy Papers. **In our view, shareholders should be deeply concerned with the compensation committee's sustained failure in this area**."*

Glass Lewis 2015 IRBT Proxy Paper (emphasis added)

*"A vote AGAINST [Advisory Vote to Ratify Named Executive Officers' Compensation] is warranted, as **CEO pay remained above-median levels despite the precipitous drop in shareholder returns, and disappointing profit margins**. Equity incentives structure remains entirely non-performance based, and have increased in size despite the stock price decline. Minimal discretionary bonuses were awarded, despite failing to meet pre-established EBITDA targets under the regular short-term incentive program."*

ISS Proxy Research, 2013 (emphasis added)

Executive Compensation Is Not Aligned with TSR

❑ Despite overall poor returns, Mr. Angle has enjoyed steadily increasing annual compensation

CEO Compensation vs. iRobot TSR



"*Our pay-for-performance analysis indicates that <u>the Company has been deficient in aligning pay with performance</u>. The members of the compensation committee have the responsibility of reviewing all aspects of the compensation program for the Company's executive officers; in our opinion, <u>the committee may not be effectively serving shareholders</u> in this regard.*"

Glass Lewis Proxy Paper 2015 (emphasis added)

Annual Incentives Not Aligned with Shareholders

- Since 2009, Mr. Angle's compensation plans have increasingly shifted toward revenue, **but revenue is not correlated with profitable growth or shareholder value**

2014 & 2015



50%
50%
EBITDA
Revenue

2013



30%
70%
EBITDA
Revenue

2012



40%
60%
EBITDA
Revenue

2011



10%
15%
75%
EBITDA
Revenue
Other

2010



10%
15%
75%
EBITDA
Cash Flow
Revenue

2009



25%
75%
EBITDA
Cash Flow

COMPENSATION PLANS SHOULD INCORPORATE METRICS THAT INCENTIVIZE PROFITABLE GROWTH AND ALIGN MANAGEMENT WITH SHAREHOLDERS

Source: SEC filings

Long-Term Incentives Not Aligned with Shareholders

❑ ISS criticized iRobot over its entirely time-based equity incentive plans, **which inflated executive compensation despite iRobot's chronic TSR underperformance**

❑ In order to address ISS' concerns, iRobot introduced Performance Share Units ("PSUs") in March 2014, but such **PSUs have failed to achieve the desired effect of aligning management with shareholders**

- The **Board determined that revenue and operating income margins would be the best metrics** to govern PSUs given that they "believe operating income percent… has a historical correlation with total stockholder return."[1]

- **However, management was able to achieve 100% of their PSUs in 2014 and 2015, despite iRobot's TSR underperforming the NASDAQ by 15% in 2014 and 5% in 2015**[2]

- PSUs are not effective unless they are governed by the appropriate metrics; if management wants a metric that truly correlates with shareholder returns, the metric should simply be TSR

> *"ISS' quantitative model indicates a high concern due to TSR performance which has consistently lagged its peers, while CEO pay remained above-median levels."*
>
> ISS Report
> May 7, 2013

> *"Equity incentives remain entirely time-based, with considerable increase in award size despite a drop in stock price."*
>
> ISS Report
> May 7, 2013

LONG-TERM INCENTIVE PLANS NEED TO BE GOVERNED BY THE APPROPRIATE METRICS THAT ALIGN EXECUTIVES WITH SHAREHOLDERS

(1) Source: iRobot 2015 proxy statement
(2) Source: Bloomberg (assumes dividends reinvested)

Decline in Incumbent Director Ownership



Stock Ownership of Incumbent Directors Since IPO

- 38% (Pre-2005 IPO)

> Beneficial ownership of current directors Angle, Chwang, Geisser and McNamee who were also directors at the time of iRobot's IPO[1]

> Beneficial ownership of **all** current directors[2]

- Less than 4% (March 11, 2016)

WILL DIRECTORS WITH SUCH A DRASTIC DECLINE IN STOCK OWNERSHIP ALWAYS ACT IN THE BEST INTEREST OF SHAREHOLDERS?

Source: Public filings
(1) Note: Includes shares (approximately 7% of the shares outstanding) held by First Albany Companies and First Albany Private Funds (collectively, "First Albany") that we believe George McNamee could have been deemed to beneficially own by virtue of his relationship with First Albany; iRobot's public filings did not include such shares in Mr. McNamee's beneficial ownership as a Special Committee of First Albany Companies that did not include Mr. McNamee was reported to have sole investment discretion over such shares
(2) Note: Assumes First Albany no longer owns shares of the Company

CEO Stock Dispositions

Cumulative Dispositions of iRobot Stock by CEO Over Last 11 Years (2005-2015)



Mr. Angle has disposed of **$36 million** of iRobot stock

MR. ANGLE HAS <u>NEVER</u> PURCHASED SHARES OF IROBOT ON THE OPEN MARKET

Source: FactSet
Note: Begins with Mr. Angle's stock sales in connection with 2005 iRobot IPO; figures reflect dispositions including open market sales, shares withheld to satisfy tax withholding obligations, and gifts

iRobot received shareholder proposals in 2014 and 2015 that, if passed and implemented, would have had a dramatic impact on shareholders' ability to hold management accountable…

RED MOUNTAIN

…the way the Board "handled" these proposals is very telling of its culture

RED MOUNTAIN

Response to Shareholder Proposal – 2014

❑ At the 2014 Annual Meeting, a non-binding shareholder proposal was presented calling for the elimination of supermajority voting in the Company's governing documents

❑ Although the Board made no recommendation on the proposal, ISS and Glass Lewis both came out in strong support of the measure

> *"Supermajority vote requirements **can impede shareholders**' ability to approve ballot items that are in their interests."*
>
> Glass Lewis iRobot Proxy Paper 2014 (emphasis added)

> *"Support is warranted for a shareholder proposal seeking to eliminate supermajority vote requirements in the company's governing documents. Eliminating the supermajority vote **requirements would enable shareholders to have a meaningful voice** in various board and corporate transactions that impact their rights."*
>
> ISS 2014 iRobot Proxy Research Report (emphasis added)

❑ The non-binding measure "passed," receiving the support of 77% of the votes cast[1]

2014 Annual Meeting Results[2]

	Proposal	Proponent	Mgmt Rec	ISS Rec	Vote Required	Result	For as % of Votes Cast[1]	For as % of Outs
1.1	Elect Director Gail Deegan	Management	For	For	Majority	Pass	99%	61%
1.2	Elect Director Andrea Geisser	Management	For	For	Majority	Pass	99%	61%
2	Ratify Auditors	Management	For	For	Majority	Pass	99%	86%
3	Say on Pay	Management	For	For	Majority	Pass	89%	55%
4	**Eliminate Supermajority Vote (Non-binding)**	**Shareholder**	**None**	**For**	**Majority**	**Pass**	**77%**	**47%**

(1) Note: Total votes cast do not include broker non-votes
(2) Source: Institutional Shareholder Services

Response to Shareholder Proposal – 2015

- In response to the 2014 shareholder proposal calling for the elimination of supermajority voting, which passed, the **Board put forward a binding proposal to eliminate the supermajority voting requirements, calling for a *majority of shares outstanding* threshold rather than a majority of votes cast or the closest standard to a majority of votes cast consistent with applicable law, as called for in the shareholder proposal**
  - ISS recommended that shareholders withhold their support for three directors (Angle, Chwang and Ellinger) for their "failure to fully implement a majority-supported shareholder proposal"
  - *Nine days prior to its annual meeting*, the Board, under pressure from ISS and shareholders, amended its proxy statement to make the proposal to eliminate supermajority voting consistent with the shareholder proposal approved in 2014
  - However, **the proposal "failed" because it fell short of the 75% of shares outstanding required, even though it received the support of 99% of the votes cast**[1]
- At the 2015 Annual Meeting, **a non-binding shareholder proposal was presented calling for the declassification of the Board, which the Board opposed**
  - The non-binding measure to declassify the board of directors "passed," receiving the support of 83% of the votes cast on the proposal[1]

2015 Annual Meeting Results[2]

	Proposal	Proponent	Mgmt Rec	ISS Rec	Vote Required	Result	For as % of Votes Cast[1]	For as % of Outs
4	Eliminate Supermajority Vote	Management	For	For	75% Outstanding	**Failed**	99%	58%
6	Declassify the Board of Directors (Non-binding)	Shareholder	**Against**	For	Majority	Passed	83%	49%

- Given the concentrated shareholder base with the top 711 accounts holding over 75% of shares outstanding[3], **we believe that the Board could have easily secured the required vote with a modest shareholder outreach campaign**

(1) Note: Total votes cast do not include broker non-votes
(2) Source: Institutional Shareholder Services
(3) Source: Broadridge

Beyond any structural governance reform, iRobot's Board <u>must change its culture to become in-house change agents</u>, holding management <u>accountable for their performance</u> and <u>aligning themselves with shareholder interests</u>

RED MOUNTAIN



Improving iRobot

Continuing to Improve iRobot

❏ While the Board has validated many of our ideas for enhancing value, **there is much to be done** in order for shareholders to fully realize the benefits of iRobot's recent strategic changes

Improve Profitability	**Improve Capital Allocation**	**Improve Revenue Growth**	**Improve Corporate Governance**
Enhance Profitability Through Operating Leverage	***Implement Disciplined Capital Allocation Framework***	***Reposition iRobot as a Global Consumer Products Company***	***Adopt Corporate Governance Best Practices and Restore Credibility***
■ We believe that iRobot has an opportunity to appropriately "right-size" its operating cost structure and **meaningfully enhance operating income margins** ■ More important than a raw reduction of spend, however, is ensuring that these investments are generating returns for shareholders	■ We view capital allocation as a crucial litmus test for Board stewardship ■ Given iRobot's poor track record of effective capital allocation, management and the Board must implement a **disciplined capital allocation framework focused on risk-adjusted returns** ■ We would seek constructive Board conversations regarding properly balancing cash on the balance sheet and returning capital to shareholders	■ Now that iRobot is focused on its consumer products, it must **ensure that its operations are in line with leading global consumer products companies** with respect to branding, pricing, product development, manufacturing, supply chain and distribution ■ We believe the Company should consider retaining a leading consumer products consulting firm to assist with the Company's go-forward strategy	■ We believe that the Chairman and CEO roles should be separated; executive compensation incentives should be realigned with driving shareholder value; and additional provisions to expand shareholder rights should be put in place ■ Of paramount concern, however, is **changing the Board's relationship with shareholders by welcoming accountability**

Enhance Profitability Through Operating Leverage

Research & Development	❑ Determine the appropriate R&D spend of a "focused" consumer company (e.g., **R&D for a consumer robots company is different than a defense & security firm and an enterprise-focused firm**) ❑ Given iRobot's poor track record of R&D discipline and a high number of failed product introductions (e.g., Remote Presence), implement an effective product development platform that **balances innovation and practicality on a risk-adjusted basis**
Sales & Marketing	❑ Ensure that **return on marketing investments (ROMI) are tracked, optimized and exceed the Company's cost of capital** ❑ Evaluate whether iRobot's current marketing spend is appropriately prioritized by "size of prize" (determined by products, channels, geographies) ❑ Strategically assess distribution opportunities based on cost and return on investment
General & Administrative	❑ Establish on-going program to **drive down expense with annual metrics and targets**, along with incentives to promote the right behavior ● Set tone at the top to reduce non-value-added costs to create investment for business growth ❑ Capitalize on opportunities to reduce costs/square footage (consolidate offices, renegotiate facilities management contracts, utilities demand management), BTS costs (renegotiate telco contracts, review hardware requirements, rationalize software and infrastructure), and all other costs (travel, insurance, consumables)

IROBOT HAS A SIGNIFICANT OPPORTUNITY TO IMPROVE PROFITABILITY BY COMMITTING TO COST EXCELLENCE

Operating Leverage: Significant Share Price Opportunity with Modest Expense Reductions

❑ Peer benchmarking indicates that iRobot has an opportunity to increase operating income margins with cost excellence initiatives

❑ Our highly conservative analysis below shows that even **modest expense reductions could significantly enhance value for all shareholders**

Illustrative Share Price Opportunity

$ in millions, except per share	**2015** Actual Results[1]	**2016 Standalone Home Robots Opportunity** Potential Expense Savings				
		1.0%	**2.0%**	**3.0%**	**4.0%**	**5.0%**
Revenue[2]	$ 616.8	$ 630.0	$ 630.0	$ 630.0	$ 630.0	$ 630.0
Dollar Savings		6.3	12.6	18.9	25.2	31.5
Operating Profit	$ 60.6	$ 68.2	$ 74.5	$ 80.8	$ 87.1	$ 93.4
Operating Margin	9.8%	*10.8%*	*11.8%*	*12.8%*	*13.8%*	*14.8%*
Net Income[3]	44.1	49.5	53.9	58.3	62.7	67.1
EPS[4]	$ 1.47	$ 1.81	$ 1.98	$ 2.14	$ 2.30	$ 2.46
Forward P/E Multiple[5]		26.4x	26.4x	26.4x	26.4x	26.4x
Potential Share Price Opportunity		$ 48	$ 52	$ 56	$ 61	$ 65
% Accretion[6]		**35%**	**47%**	**59%**	**72%**	**84%**

(1) Source: iRobot Form 8-K filed on February 10, 2016
(2) Note: 2016E revenue of $630 million represents the midpoint of management's 2016 home robots revenue guidance
(3) Note: Assumes Other Income of $2.4 million and a 29.9% tax rate
(4) Note: Assumes Company uses $100 million to repurchase shares at $35.41 per share per iRobot's announced 2016 share repurchase plan
(5) Note: Based on share price of $35.41 and Bloomberg consensus 2016 EPS estimate of $1.34 per share; conservatively assumes constant multiple despite margin improvement in pro forma scenarios
(6) Note: Percent accretion assumes share price of $35.41

Disciplined R&D Framework

❑ R&D expense for Home Robots, D&S and Remote Presence was $63.6 million in 2013, $69.4 million in 2014 and $76.1 million in 2015[1]

❑ iRobot has stated that R&D will stay the same as a percentage of total revenue[2], which implies an **INCREASE in R&D to $78 million in 2016,**[3] **despite the sale of D&S and de-emphasis of Remote Presence**

   ● This is puzzling given that the Company will now exclusively focus on Home Robots and that much of its historical R&D was outside of Home Robots

❑ We would ask for a review of R&D spend and would recommend that management put R&D projects into three general categories and allocate capital accordingly:



Core Business Low-Risk Projects	Core Business High-Risk Projects	Non-Core Business Projects
Focus Funding	Prudently Fund	Restrict Capital

THE COMPANY'S R&D SPEND AS A PERCENTAGE OF REVENUE DOES NOT NECESSARILY NEED TO BE LOWER AND <u>PERHAPS IT SHOULD BE HIGHER</u>, BUT

R&D <u>MUST</u> GENERATE RETURNS OVER THE LONG RUN

(1) Source: Capital IQ
(2) Source: Q4 2015 earnings call on February 11, 2016
(3) Note: 2016 R&D expense assumes midpoint of management's 2016 full-year sales guidance multiplied by 12.3% (2015 R&D expense as a percentage of sales)

Capital Allocation – Illustrative R&D Framework

Stage gates have clear goals and hurdles
- *"Data-driven decision, not emotional."*

Focus on rigorous validation early on
- *"Teams often kill their own projects if they don't meet consumer hurdles."*

Identical innovation "track" for incremental and breakthrough innovation
- Different levels of rigor applied in process

STAGE GATES		STAGES
		Consumer Research
		Ideation
Consumer Validation →		Prototype Development
Prototype Validation →		Conceptiteration
Consumer Acceptance →		Testing
Volumetrics →		Commercialization
		Learnings Capture

Consumer research is the basis for all development

Process is well-defined
- Consistent templates/ spec sheets
- *"We have the discipline to have a process and the discipline to adhere to it."*

Post-mortems created
- Financial review
- Operations/ market learnings

IN ORDER TO AVOID FAILURES LIKE REMOTE PRESENCE, IROBOT MUST DEVELOP A CONSUMER-CENTRIC AND DISCIPLINED R&D FRAMEWORK

Implement Disciplined Capital Allocation

- ❑ iRobot **must demonstrate capital allocation stewardship** by generating ROIC in excess of WACC

- ❑ **Returns can be enhanced** by improving profitability and/or increasing sales

- ❑ **Cost of capital can be reduced** by returning excess capital to shareholders and considering debt as lower cost capital than shareholder equity

- ❑ We would seek to ensure that the **need for cash to fund growth is balanced against the obligation to return excess capital** to shareholders

- ❑ We would seek to have a constructive discussion about **share repurchases** in addition to what has already been announced, **dividend policy and leverage**

- ❑ We would seek to ensure that capital is allocated with clear **ROIC targets and objective measurement**

- ❑ **We would expect to regularly review ROIC vs. WACC**

EXCESS CAPITAL SHOULD BE ALLOCATED TO THE HIGHEST RISK-ADJUSTED RETURN ALTERNATIVE THAT EXCEEDS COST OF CAPITAL

Organic growth initiatives	Acquisitions and/or divestitures	Return capital to shareholders

Reposition iRobot as a World-Class Technology-Enabled Global Consumer Products Company

Branding	❑ Create a vision for the iRobot brand based on in-depth consumer insights of what it means today and where it needs to migrate over the longer-term ❑ Ensure that iRobot's brand architecture establishes a mega-brand while still allowing for differentiation in different product lines ❑ Determine marketing strategies for each of the product lines which details primary benefits and clearly positions the products versus competition ❑ Prioritize and optimize marketing and advertising vehicles while ensuring that there is a cohesive message across all forms of communication
Pricing	❑ Based on a deep understanding of price elasticity, target pricing that maximizes sales and profit over the long-term ❑ Develop a transparent pricing structure aligned with the value of each product (e.g., good/better/best) ❑ Ensure pricing integrity across channels and retailers ❑ Use promotion to incentivize merchandising or other retail activity that reaches new consumers and builds household penetration
Product Development	❑ Focus on products that deliver meaningful consumer differentiation ❑ Drive continuous innovation in the product line to provide consumer news and maintain competitive advantage ❑ Evaluate how iRobot can materially augment its existing product portfolio with natural product extensions in adjacent categories ❑ Actively manage SKU complexity to avoid unnecessary costs

Reposition iRobot as a World-Class Technology-Enabled Global Consumer Products Company (cont'd)

Supply Chain Management	❑ Ensure there is a robust sales and operations planning process in place to closely match supply with demand ❑ Optimize product design to remove all non-value-added costs ❑ Create culture of continuous cost improvement throughout the supply chain to provide pricing flexibility and/or improve profitability
Retail Distribution	❑ Strategically prioritize channels and customers to ensure sustainable development and growth ❑ Take a category-leader role in partnering with retailers to develop the home robotic business ❑ Develop programs to build the iRobot brand at point-of-purchase and build household penetration

IROBOT SHOULD CONSIDER RETAINING A LEADING CONSUMER PRODUCTS CONSULTING FIRM TO ASSIST WITH THE COMPANY'S GO-FORWARD STRATEGY

Improved Branding: "Why" iRobot Must Be Clear

Why Am I Buying a Roomba?

Who is it for?

How much time will it save me?


iRobot

How hard is it to use? Does it require programming?

Is it more effective than a vacuum cleaner? Or is it more like a "toy"?

Dyson Makes It Easy[1]


Help me choose a vacuum
Find a Dyson vacuum that suits your home
Help me choose a vacuum

*"Removes dirt and dust from **every floor type.**"*

*"Expels air **cleaner than the air you breathe**."*

*"So efficient that there are **no dirty filters to wash** or replace."*

*"**Easy to use for cleaning high places** and awkward gaps."*

(1) Source: Dyson website

RED MOUNTAIN 57

Clarified Pricing: Benefits Should Be Obvious

Snapshot of iRobot's Current Website(1)











Features[1]	650	860	880	980
	$374.99	$499.99	$699.99	$899.99
	Buy now	Buy now	Buy now	Buy now
Self-Charging	●	●	●	●
Multi-Room Navigation			●	●
Entire Level Cleaning				●
Recharge & Resume				●
Scheduling	●	●	●	●
Tangle-Free Debris Extractors		●	●	●
iRobot HOME App				●
3-Stage Cleaning System	AeroVac® Filter	AeroForce® High Efficiency Filter	AeroForce® High Efficiency Filter	AeroForce® High Efficiency Filter
AeroForce™ 3-Stage Cleaning System		●	●	●
Carpet Boost				●

?

Each feature requires an explanation

PRICES RANGE FROM $375–$900 WITH CONFUSING DIFFERENCES AND PROPRIETARY JARGON TO EXPLAIN BENEFITS

(1) Source: iRobot website

Clarified Pricing: Dyson Makes It Easy

Dyson's Website Is Selling Solutions – Not Technology(1)



Dyson cord-free vacuum range

Shop all Dyson cord-free vacuums

dyson v6 absolute	dyson v6 animal	dyson v6 motorhead	dyson v6 hepa	dyson v6
Two Dyson-engineered cleaner heads - for carpets and hard floors. HEPA Filtration captures allergens.	Direct-drive cleaner head with 75% more brush bar power than the Dyson V6 vacuum.	Direct-drive cleaner head with 75% more brush bar power than the Dyson V6 vacuum.	Dyson suction power. Without the hassle of a cord. HEPA Filtration captures allergens.	Dyson suction power. Without the hassle of a cord.
Extra tools for homes with pets.	Extra tools for homes with pets.	Deeper carpet cleaning		
573 reviews.	2073 reviews.	130 reviews.	2368 reviews.	2368 reviews.
See it in action	See it in action	See it in action	See it in action	See it in action
Direct-drive cleaner head	Direct-drive cleaner head	Direct-drive cleaner head	Motorized cleaner head	Motorized cleaner head
Soft roller cleaner head	Combination tool	Combination tool	Combination tool	Combination tool
Combination tool	Crevice tool	Crevice tool	Crevice tool	
Crevice tool	Mini motorized tool		HEPA filtration	
Mini motorized tool	Soft dusting brush			
Soft dusting brush				
HEPA filtration				
$599.99	$499.99	$399.99	$299.99	$299.99
View product	View product	View product	View product	View product

Mostly easy to understand differences and transparent customer reviews

(1) Source: Dyson website

Expanded Offering Case Study: Dyson

❑ Dyson's sharp focus on consumers has resulted in natural product extensions and driven substantial growth



Fans

2012-2015: Humidifier and heaters introduced

2009: Bladeless Air Multiplier debuts

Hand dryers

2006: First Airblade hand dryer

2013: Airblade V and Tap released

Vacuums

1995: First canister model

1993: DC01 introduced

2003: Modified canister introduced

2007: Low-cost handheld introduced

2009: Compact cordless debuts

History of Natural Expansion

❑ Created stronghold in specific product: cyclone-based, bag-less vacuum cleaner
- Sold at a far higher price point than existing vacuums on the market on the premise of superior engineering ("won't lose suction")

❑ Extended vacuum product line into new variations and price points
- Cordless and handheld vacuums with similar technology to uprights as low as $199

❑ Leveraged brand and engineering and design capabilities to expand portfolio into new product lines
- Hand dryers and bladeless fans introduced in mid- to late-2000s

IROBOT HAS AN OPPORTUNITY TO EXPAND ITS PORTFOLIO THROUGH NATURAL EXTENSIONS, LIKE DYSON DID

Note: Dyson recently introduced LED lighting as part of an acquisition of Jake Dyson's company (son of the Dyson founder)
Source: Dyson website

Adopt Corporate Governance Best Practices

Immediate Objectives if Elected

- Seek to overhaul executive compensation plan (bonus and LTIP) to better align management incentives with shareholder returns
- Seek to reconstitute Compensation Committee with new independent directors

Discussion Items for Refreshed Board

- Separation of Chairman and CEO roles
- Ability for shareholders to act outside of the annual meeting (via consent or special meetings)
- Establish improved share ownership guidelines

Beyond continued structural governance improvements, <u>iRobot's management and board must welcome accountability</u>

RED MOUNTAIN

Our Nominees

Willem Mesdag









❑ Will Mesdag (age 62) has served as the Managing Partner of Red Mountain since he founded the firm in 2005

❑ Prior to this, Mr. Mesdag was a Partner and Managing Director of Goldman Sachs & Co., which he joined in 1981

❑ Mr. Mesdag is currently a Director of:
- Heidrick & Struggles International, Inc., a publicly held provider of executive search, leadership consulting and culture-shaping services
- Encore Capital Group, Inc., a publicly held specialty finance company
- Destination XL Group, Inc., a publicly held specialty retailer

❑ Mr. Mesdag is a former Director of:
- Cost Plus, Inc. ("Cost Plus"), a publicly held specialty retailer
- Nature's Sunshine Products, Inc., a publicly held manufacturer and direct seller of nutritional products
- 3i Group plc, a London Stock Exchange–listed financial services company
- Skandia Group AB, a Stockholm and London Stock Exchange–listed insurance company

MR. MESDAG'S EXTENSIVE ADVISORY AND PUBLIC COMPANY BOARD EXPERIENCE, COUPLED WITH A LARGE SHAREHOLDER PERSPECTIVE, COULD ONLY HELP IROBOT ENHANCE ITS LONG-TERM VALUE

Case Study: Cost Plus

- ❑ Cost Plus is a specialty retailer of casual home furnishings and entertaining products operating primarily under the World Market brand

- ❑ During the housing boom in the mid-2000s, Cost Plus switched its assortment focus to furniture and started adding more expensive items
  - As a result, Cost Plus lost customers and sales in the 2008/2009 recession
  - The company's stock plummeted to less than $1.00 per share in 2008

- ❑ Red Mountain first established its position in 2006 and increased its ownership to 14% while remaining a constructive shareholder for six years

- ❑ In November 2008, Mr. Mesdag was appointed to the board of Cost Plus and worked with management and the board to help guide the company's turnaround



Cost Plus skyrocketed over 1,300% during Red Mountain's tenure on its board

- ❑ In 2010, following an extensive strategic review, Cost Plus opened several in-store shops in select Bed Bath & Beyond locations

- ❑ The partnership was so successful that, two years later, Bed Bath & Beyond acquired Cost Plus for $22.00 per share, a 22% premium to its then market price iRobot has insisted that Mr. Mesdag's election to the Board is "not in the best interests of shareholders"… Why?

RED MOUNTAIN

Does the Board Not Want Shareholder Representation?

WHY NOT WILL?

- Represents a **6% shareholder**
- Has served with distinction on **seven public company boards**
- Has deep expertise in effective **capital allocation and governance**
- Has provided **references from every Chairman and every CEO of every board** on which he has served

WHAT IS THE BOARD AFRAID OF?

- **Only three directors have made themselves available** to meet Mr. Mesdag, one of whom is the CEO and one of whom is retiring after serving 17 years on the board
- The Board **invited Mr. Mesdag to participate in a pre-judged process** in which the successful candidate would be required to have "operating expertise in software development, data analytics, Internet of Things (IoT) or international technology sourcing"
- **None of Mr. Mesdag's references have been checked**

Lawrence Peiros











❑ Larry Peiros (age 60) is a seasoned business leader with over 30 years of experience in the consumer packaged goods industry

❑ Mr. Peiros is a former executive with The Clorox Company, a household consumer products company with a broad portfolio of well-known consumer brands, having most recently served as its Chief Operating Officer

- He was a member of Clorox's Executive Committee and, as its Chief Operating Officer, oversaw Clorox's global business and led the company's marketing, sales, product supply and research and development functions, as well as its environmental efforts

❑ Mr. Peiros currently serves as a Director of:

- Potlatch Corporation, a publicly held real estate investment trust
- Ross Stores, Inc., a publicly held specialty retailer

❑ Mr. Peiros is a former Director of:

- Annie's, Inc., a natural food company

MR. PEIROS' HIGHLY RELEVANT EXPERIENCE IN BUILDING CONSUMER BRANDS AND OPERATING A GLOBAL CONSUMER PRODUCTS BUSINESS WOULD SIGNIFICANTLY STRENGTHEN IROBOT'S BOARD

Case Study: Clorox

- Clorox is a publicly held global consumer packaged goods company with $5.6 billion in sales and more than 8,000 employees in 30+ locations worldwide that manufactures and distributes many well-known consumer brands, including Clorox cleaning and disinfecting products, Glad bags and wraps, Kingsford charcoal, Brita water filters, Hidden Valley salad dressings and Burt's Bees natural personal care products

- After starting his career at Clorox as a summer marketing intern, Mr. Peiros progressed to Chief Marketing Officer and, subsequently, general management
  - In February 1999, he was named Group Vice President and appointed to the company's Executive Committee

- In 2007, Mr. Peiros was named as the company's Chief Operating Officer, with responsibility for leading the global business and core corporate functions



During Mr. Peiros' tenure as an executive of Clorox, the company's stock price more than doubled in value

- During his tenure as COO, Mr. Peiros led many initiatives to drive organic and inorganic growth, streamline operations and develop organizational capabilities
  - He played an instrumental role in growing revenue, market share and improving profitability

- In 2013, Mr. Peiros retired from Clorox after a 32-year career
  - That year, he was also awarded the Distinguished Service Award from the American Cleaning Institute for contributions to the cleaning products industry



iRobot Has Validated the Need for Red Mountain on the Board

RED MOUNTAIN
CAPITAL PARTNERS LLC

We Observed That Home Robots Was Growing

❑ Over the last five years, Home Robots growth dramatically outpaced D&S growth

Annual Segment Revenue



Yet iRobot Was Committed to a Portfolio of Robotics

- It is improbable that the shift to become a consumer products company was "well under way" due to management's expressed desire to participate in all sectors of the robotics market

iRobot Before Red Mountain[1]



iRobot – The Robot Company
Global Technology Company - Empowering people to accomplish more through practical robots
Portfolio of robotic technology solutions currently serving 3 market verticals:
Home maintenance market – Roomba, Scooba, Braava, Mirra
Defense & Security – SUGV, FirstLook, PackBot, Kobra
Emerging video collaboration markets – Ava 500, RP-VITA
Huge addressable markets
Formidable IP portfolio
Market-leading brand recognition
First mover advantage
More than two decades of global robotic-technology market leadership
iRobot
January 14, 2015
3

"[Home Robots] is only a ***small part of the ambition*** of the business…"
Colin Angle, September 1, 2015

iRobot Today[2]

iRobot | The Consumer Robot Company
Focused on the Consumer as our Customer
Leading today
Product & Technology
Our large and growing Market
Leading tomorrow
Investing in our Product & Technology future
Accelerating sustainable growth
More than 25 years of global robotic-technology market leadership
4

"iRobot is the ***consumer*** robot company."
Colin Angle, March 1, 2016

"We are just about none of the way to where we need to be to create a robot industry that is understood as a robot industry and <u>not an interesting adjunct to another industry</u>."

Colin Angle
Computerworld, October 20, 2014 (emphasis added)

(1) Source: iRobot Investor Presentation (January 14, 2015)
(2) Source: iRobot Investor Presentation (March 7, 2016)

We Recommended the Sale of Defense & Security

❑ In our value enhancement plan, **we recommended that iRobot focus on Home Robots** in order to:

- Prioritize its consumer marketing and distribution operations,
- Capitalize on its robust market opportunity to increase household penetration,
- Defend its market share, and
- Eliminate the distraction of a highly regulated and cyclical defense contracting business

❑ We confirmed that there were virtually no **marketing or R&D synergies** between D&S and Home Robots

❑ On February 4, 2016, the Company announced an agreement to sell D&S to Arlington Capital Partners, a private equity firm, for $30 million plus a $15 million earn-out[1]

- The sale price of the Defense and Security Business was 0.55x of the segment's FY2015 revenue[2], when iRobot traded at 1.38x LTM revenue at the time[3]

❑ On April 4, 2016, the Company announced that the sale of D&S had closed

(1) Source: iRobot Form 8-K filed on February 4, 2016
(2) Source: iRobot Form 10-K filed on February 19, 2016; Note: Multiple assumes $30 million
(3) Source: Capital IQ as of February 4, 2016

Analysts Responded Positively to Implementations of Our Recommended Actions

Sharpens focus with D&S sale

*"Reiterate BUY following positive pre-announcement of 2015 results and the intended sale of the lower-margin Defense and Security business. We **view the sale as positive** as it allows management to place a greater focus on high-growth home robots."*

Cannacord, February 4, 2016 (emphasis added)

*"We believe the **divestiture will allow the company to focus** more on its core home robot business and **seems something of a nod to activist investor** requests. The proceeds from the sale will be used to repurchase stock."*

JP Morgan, February 4, 2016 (emphasis added)

*"We will likely lift our $34 per share fair value estimate for narrow-moat iRobot about 10% following the firm's announcement that it will sell its defense and security business… **iRobot's defense business was not profitable** … offers iRobot shareholders a decent deal …particularly since we forecast only mid-single-digit revenue growth for this business going forward and **minimal profit contribution**… Overall we think today's announcement further **bolsters iRobot's focus** on its high-growing and profitable home-robots segment// In sum, we believe operating margins are now likely to climb to nearly 12% over the long run under the new business mix, versus our prior 9.5% forecast… **we believe the defense divestiture solidifies the firm's sustainable competitive advantages**."*

Morningstar, February 4, 2016 (emphasis added)

Roomba Maker iRobot Dumps Messy Defense Business

*"iRobot, the maker of popular robotic vacuum cleaner Roomba, announced on Thursday that it is selling its defense and security business to Arlington Capital Partners for up to $45 million. The move marks an end of iRobot's longtime dual focus on both the consumer and military markets, and **comes after pressure from hedge fund Red Mountain Capital Partners**."*

Forbes, February 4, 2016 (emphasis added)

We Recommended Return of Excess Capital

- ❑ In the Company's 2013 and 2014 share repurchase programs, the Board authorized repurchases of $25 million[1] and $50 million[2], respectively, yet the Company repurchased $0 and $6.6 million under those programs[3]

- ❑ In 2015, the Company authorized a new $50 million share repurchase program[4] and, following Red Mountain's 13D filing on April 8, repurchased $32.5 million[5]

- ❑ In 2016, the Company authorized a new $100 million share repurchase program,[6] of which $85 million would be part of an accelerated repurchase agreement[7]

Annual Dollars Spent on Share Repurchases[8]



WOULD SIGNIFICANT CAPITAL HAVE BEEN RETURNED WITHOUT PRESSURE?

(1) Source: iRobot Form 8-K filed on February 26, 2013
(2) Source: iRobot Form 8-K filed on April 3, 2014
(3) Source: iRobot Form 10-K filed on February 18, 2014; iRobot Form 10-K filed on February 13, 2015; iRobot Form 10-Q filed on May 1, 2015 and iRobot Form 10-Q filed on July 31, 2015
(4) Source: iRobot Form 8-K filed on March 19, 2015
(5) Source: iRobot Form 10-Q filed on May 1, 2015, iRobot Form 10-Q filed on July 31, 2015 and iRobot Form 10-K filed on February 19, 2016
(6) Source: iRobot Form 8-K filed on February 4, 2016
(7) Source: iRobot Form 8-K filed on March 1, 2016
(8) Source: Capital IQ; Note: 2016 repurchase amount is committed repurchases under current program

We Recommended Governance Improvements

- Since our engagement, iRobot has **improved its corporate governance**

Issue	Pre-Red Mountain 13D Filing	Current Status
Classified Board	- Board opposed measure to declassify the Board in 2015	- The Board has put the measure to declassify the Board on the ballot for the 2016 annual meeting, and has engaged a proxy solicitor to get out the vote
Supermajority (75%) Voting Requirements	- Nonbinding shareholder proposal to reduce the supermajority voting requirements to a majority of the votes cast or the closest standard to a majority of the votes cast consistent with applicable law, passed at the 2014 annual meeting - At the 2015 annual meeting, the Board put forward a proposal to reduce the supermajority voting requirements to a majority of shares outstanding - Following criticism from ISS, the Board changed the proposal to reduce the supermajority voting requirements consistent with the shareholder proposal approved in 2014, but did not hire a proxy solicitor to get out the vote	- The Board has put the measure to eliminate supermajority voting on the ballot for the 2016 annual meeting, and has engaged a proxy solicitor to get out the vote
Board Independence and Refreshment	- Average director tenure of 10 years; 4 of 8 directors with tenures over 12 years; LID and Chair of the Compensation Committee are long-tenured directors(1)	- One long-tenured director retiring; new LID; two new independent directors
Proxy Access	- No proxy access for shareholders	- Company adopted proxy access for shareholders holding at least three percent of shares outstanding who have held the shares for at least three years

(1) Source: FactSet

Despite years of underperformance, iRobot is saying that its unprecedented actions over the past four months – which happen to be almost exactly what Red Mountain prescribed in April 2015 – were in the works for years and have nothing to do with our advocacy for positive change on behalf of our fellow shareholders

RED MOUNTAIN

"Executing Thoughtfully?"

❑ On March 30th and April 14th in letters to iRobot shareholders, Mr. Angle outlined the Board's rationale for not appointing Mr. Mesdag to the Board:

1. The Board and management "have been **executing thoughtfully** on the next phase of the Company's evolution **for several years**" and "on December 1, 2015, Red Mountain delivered a letter to the Board promoting **changes that were well underway**"

2. "Our focus throughout the years has been on running the business efficiently and with **appropriate capital allocation discipline**, making necessary adjustments as the business evolved"

3. "iRobot has **significantly outperformed the S&P 500** and its peers"

4. "Red Mountain has provided **no new ideas** to drive value for iRobot shareholders" and "Red Mountain has provided **no alternative operational plan to drive long-term value for shareholders**"

5. "Red Mountain's candidates have **no relevant expertise in our industry and lack a fundamental understanding of iRobot's business**"

6. "Red Mountain is seeking to **replace two of iRobot's newest directors**"

7. "Red Mountain's **interests are not aligned** with all iRobot shareholders" and "[t]he Board and management question [Red Mountain's] **investment horizon**"

8. "Proxy fight is driven by Mr. Mesdag's **personal agenda** to be on the board"

Changes Were "Well Underway"

"Your Board and management team have been executing thoughtfully on the next phase of the Company's evolution <u>for several years</u>. On December 1, 2015, Red Mountain delivered a letter to the Board promoting changes that <u>were already well underway</u>."

- ❑ **Red Mountain filed a 13D and sent a private letter to Mr. Angle on April 8, 2015,** outlining its detailed value enhancement plan, which included focusing on Home Robots, selling or shutting down Defense & Security and Remote Presence, returning excess capital to shareholders, and addressing significant lapses in corporate governance

- ❑ **In 2015, the Company described itself as a "portfolio of robotic technology solutions"** serving three market verticals, including home maintenance, defense and security and emerging video collaboration

- ❑ As recently as September 2015, Mr. Angle was quoted in the Wall Street Journal that **"Home Robots is only a small part of the ambition of the business,"** while expressing support for continued investment in D&S and Remote Presence

- ❑ In our experience, it **does not take two years to sell a division to its management** at a 40% discount to revenue with an earn-out

- ❑ The Board **either resisted or failed to embrace all governance changes recommended by shareholders until recently**

"Appropriate Capital Discipline"

> *"Our focus throughout the years has been on running the business efficiently and with __appropriate capital allocation discipline__, making necessary adjustments as the business evolved.*"

THIS TRACK RECORD OF RETURNS ON INVESTED CAPITAL <u>CANNOT</u> CONTINUE



Source: Bloomberg
Note: As of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing)

RED MOUNTAIN

80

"Significantly Outperformed the S&P 500"

> *"With the successful execution of our strategy, iRobot has significantly outperformed the S&P 500 … :*
>
> ✓ *Delivered total shareholder return of 66% over the past three years, compared to … 50% for S&P 500 companies"*

❑ **iRobot is not in the S&P 500**

❑ The Board's **selected performance period cherry-picks a trough valuation** as its starting point and **includes the outperformance of the stock price since our initial 13D filing** as its ending point

Total Shareholder Return



1/1/2013 - Where the Company starts its performance measurement period in its March 30th letter to shareholders

Source: Bloomberg (assumes dividends reinvested)

The Board's Selected Index: S&P 500

❑ In his March 30th letter to shareholders, Mr. Angle uses the S&P 500 index to assert outperformance, whereas, **in its 2015 annual report, iRobot uses the NASDAQ index** to benchmark its performance

   • In the Company's 2015 annual report distributed to shareholders along with the proxy statement, the Company acknowledged its underperformance over the past five years

❑ In his April 14th letter, Mr. Angle added the NASDAQ index



The graph below matches the cumulative 5-Year total return of holders of iRobot Corporation's common stock with the cumulative total returns of the NASDAQ Composite index and S&P Technology Hardware & Equipment Industry Group. The graph assumes that the value of the investment in our common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 12/31/2010 and tracks it through 12/31/2015.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among iRobot Corporation, the NASDAQ Composite Index,
and S&P Technology Hardware & Equipment Industry Group

Not using S&P 500

"No New Ideas"

"Red Mountain <u>has provided no new ideas to drive value</u> for iRobot shareholders" and "Red Mountain <u>has provided no alternative operational plan to drive long-term value</u> for shareholders"

- While we strongly believe that the shift in the Company's focus to Home Robots, the return of capital to shareholders and the improvements in governance are in response to our "new ideas," there is **much more to be done**:
  - Improving profitability through increased operating leverage
  - Improving capital allocation through disciplined capital deployment with minimum acceptable returns and continuing return of excess capital to shareholders
  - Improving revenue growth by repositioning iRobot as a world-class technology-enabled global consumer products company and focusing on brand, pricing, product development, supply chain management and retail distribution
  - Improving corporate governance through increased independence and alignment
- We invested in iRobot because we saw the potential to create sustainable shareholder value and to address the Company's chronic underperformance through better capital allocation

WHY NOT HAVE AN ENGAGED SHAREHOLDER REPRESENTATIVE ON THE BOARD TO PROVIDE OVERSIGHT AND ACCOUNTABILITY?

"No Relevant Industry Expertise"

> "***Red Mountain's candidates who have <u>no relevant expertise in our industry</u> and <u>lack a fundamental understanding of iRobot's business</u>***"

❑ Red Mountain's nominees have the necessary expertise to help reposition iRobot as a world-class technology-enabled global consumer products company:

  ✓ Mr. Peiros has extensive experience and expertise with respect to the operations of a global consumer products company and can **address critical areas such as branding, pricing, product development, supply chain management and retail distribution**

  ✓ Mr. Mesdag has extensive experience and expertise in advising boards and management teams on how to **create shareholder value through improved capital allocation processes and corporate governance best practices**

❑ **Red Mountain's understanding of iRobot's business led us to identify the root causes of its chronic underperformance** and we believe compelled the Company to take unprecedented action

OUR NOMINEES ARE <u>IDEALLY QUALIFIED</u> TO HELP IROBOT IMPROVE ITS PERFORMANCE

"Seeking to Replace Two Newest Directors"

> *"Red Mountain is seeking to replace two of iRobot's newest directors."*

- ❑ Red Mountain did not seek to replace the Board's nominees

- ❑ We **proposed to increase the size of the Board** from eight to 10 in order to include the Company's nominees as well as our nominees

- ❑ The Board rejected our proposal and **chose to expose its two newest directors to a proxy fight**

- ❑ Due to the Board's decision not to immediately declassify the Board, **no incumbent directors are standing for re-election**

"Interests Are Not Aligned"

"Red Mountain's <u>interests are not aligned</u> with all iRobot shareholders"

- ☐ We **own 6.2% of iRobot** and are its third-largest shareholder
- ☐ More than 14% of Red Mountain's fund is invested in iRobot
- ☐ **We therefore have a significant economic interest in enhancing value at iRobot**
- ☐ In contrast, **the collective Board beneficially owns less than 4%**[1] of iRobot
- ☐ **Mr. Angle has reduced his beneficial ownership from 11% prior to the IPO to 2.2%**[1] (all of which he has received in the form of executive compensation)
- ☐ **No component of Mr. Angle's compensation is based on total shareholder return**

WHAT DOES THE BOARD THINK RED MOUNTAIN'S INTERESTS ARE?

(1) Note: Beneficial ownership as of March 11, 2016 as reported in iRobot proxy statement

Red Mountain's Investment Horizon

"in September 2015, Red Mountain announced it was changing from an open end to a closed end fund structure 'to address the asset/liability mismatch inherent in our relatively illiquid investment strategy, particularly in the context of an unusually volatile market environment.' Red Mountain further disclosed to its limited partners that it would no longer accept new capital or make any new investments, and would return capital to its investors as the fund realized value on its seven investments (one of which is iRobot). Given this dynamic, <u>we question their investment horizon</u> and alignment with that of other shareholders."

❑ Red Mountain's limited partners are all **long-term-oriented institutional investors,** such as pension funds, insurance companies and endowments

❑ Our fund structure **does not have redemption risk like other open-ended hedge funds**

❑ Our **average holding period for core investments has been eight years**

❑ We seek to **realize our investments only when our value targets have been achieved**

"Mr. Mesdag's Personal Agenda"

> ***"Proxy fight is driven by Mr. Mesdag's personal agenda to be on the board"***

❑ iRobot has **not expounded on its cryptic assertion** that this proxy contest is about a "personal agenda"

  ● What do they mean by this?

  ● What is their evidence for this claim?

❑ We can assure you that **our only agenda in this proxy contest is to ensure that:**

  ✓ **the Board holds management accountable for its performance,**

  ✓ **the Board is responsive to shareholders, and**

  ✓ **management and the Board create sustainable shareholder value**

OUR OBJECTIVES ARE CLEAR

✓TOP-LINE GROWTH AND IMPROVED PROFITABILITY

✓EFFECTIVE CAPITAL ALLOCATION

✓IMPROVED CORPORATE GOVERNANCE

✓**SUSTAINABLE SHAREHOLDER VALUE**

iRobot®

Red Mountain's Peer Group Selection

Red Mountain's Selected Peer Group

❑ There are no "perfect peers," particularly in the case of iRobot, as no other public company focuses on high-end robotic household appliances

❑ We selected **high-end consumer product companies** with **unique technologies** that **improve the standard of living of modern households**

❑ We excluded companies that were greater than $5 billion in market cap, operated predominately in emerging markets, primarily produce lower-cost goods, achieve less than 25% gross margins, or do not contribute directly to improving the standard of living of modern households

❑ Several non-U.S. companies are included in the Selected Peer Group, as over half of iRobot's revenue is generated outside of the United States

Selected Peer Group

Company	Market Cap	EV/NTM EBITDA	Gross Margin	EBITDA Margin	TSR since iRobot IPO
Breville Group Limited	$ 752	11.7x	33%	13%	809%
Cuckoo Electronics Co., Ltd.	1,701	15.5x	44%	18%	N/A
Helen of Troy Limited	2,899	13.0x	42%	14%	355%
Logitech International SA	2,636	9.6x	35%	8%	-46%
Netgear Inc.	1,262	5.9x	28%	10%	55%
Tempur Sealy International Inc.	3,615	11.2x	40%	13%	473%
Zojirushi Corporation	1,227	N/A	36%	15%	442%
Selected Peer Group Median	**$ 1,701**	**11.4x**	**36%**	**13%**	**398%**
iRobot Corporation	**$ 1,024**	**8.3x**	**47%**	**12%**	**36%**

Source: Capital IQ
Note: Dollars are in millions; market cap, gross margin and EBITDA margin are as of April 15, 2016; EV/NTM EBITDA and total shareholder return are as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing); total shareholder return assumes reinvested dividends

The Board's Selected "Peer" Group

❑ In contrast, the Board selected a peer group with no obvious size or industry parameters and included the three largest companies in the world (Apple, Google and Microsoft)

Company	Market Cap	EV/NTM EBITDA	Gross Margin	EBITDA Margin	TSR Since iRobot IPO
3D Systems Corporation	$ 1,911	13.1x	44%	-2%	399%
AB Electrolux	7,546	7.7x	19%	6%	273%
AeroVironment, Inc.	646	21.5x	45%	7%	N/A
Alphabet Inc.	529,633	NA	62%	33%	179%
Apple Inc.	609,072	9.5x	40%	35%	1,461%
Cognex Corporation	3,262	24.9x	77%	30%	283%
Dolby Laboratories, Inc.	4,329	9.6x	89%	28%	168%
Fitbit Inc.	3,742	NA	48%	19%	N/A
Garmin Ltd.	8,012	9.9x	55%	22%	130%
Intuitive Surgical, Inc.	23,519	18.6x	67%	35%	456%
InvenSense, Inc.	763	21.6x	42%	10%	N/A
Koninklijke Philips N.V	25,771	9.1x	42%	9%	67%
Logitech International SA	2,636	9.6x	35%	8%	-46%
Microsoft Corporation	440,153	8.4x	64%	35%	90%
Nautilus Inc.	563	10.9x	53%	14%	-2%
Netgear Inc.	1,262	5.9x	28%	10%	55%
Plantronics, Inc.	1,278	11.4x	52%	17%	114%
TiVo Inc.	927	5.3x	60%	17%	111%
Trimble Navigation Limited	6,423	12.3x	57%	17%	235%
Universal Electronics Inc.	949	9.8x	28%	10%	214%
Whirlpool Corp.	14,413	8.0x	17%	10%	217%
Selected Peer Group Median	**$ 3,742**	**9.8x**	**48%**	**17%**	**174%**
iRobot Corporation	**$ 1024**	**8.3x**	**47%**	**12%**	**36%**

Source: Capital IQ
Note: Dollars are in millions; market cap, gross margin and EBITDA margin are as of April 15, 2016; EV/NTM EBITDA and total shareholder return are as of unaffected share price date of April 7, 2015 (the day prior to Red Mountain's initial Schedule 13D filing); total shareholder return assumes reinvested dividends

RED MOUNTAIN

iRobot®

Red Mountain Board Service

RED MOUNTAIN
CAPITAL PARTNERS LLC

Red Mountain Board Service

Company	Investment Thesis	Outcome
ATSG Air Transport Services Group, Inc. Board Service: **7 years**	▪ Deploy capital at high ROIC through the acquisition and conversion of passenger 767s to freighters for long-term dry lease and/or ACMI contracts	▪ Business transformation with no change in management ▪ Company poised for significant profitable growth as the demand for its fleet network and sorting and handling services increases worldwide, in particular from e-commerce businesses ▪ Adjusted EBITDA growth of over 140% since Red Mountain's initial investment
COST PLUS WORLD MARKET Board Service: **4 years**	▪ Turnaround by restoring core merchandising principles and re-engaging historic customer base	▪ Business restructuring under a successful turnaround CEO ▪ EBITDA recovery to pre-recession levels during the term of Red Mountain's board service ▪ Acquired by Bed Bath & Beyond, which has allowed the business and management team to thrive in a new environment
NATURE'S SUNSHINE Board Service: **7 years**	▪ Turnaround by reducing costs and recruiting former Herbalife management team to grow business	▪ Renewed business focus driven by management change and transition ▪ EBITDA growth of over 30% since Red Mountain's initial investment ▪ EBITDA is currently depressed due to investments in marketing and product development
MARLIN BUSINESS SERVICES CORP. Board Service: **6 years**	▪ Deploy low-cost capital (bank deposits) at high ROIC through small-ticket equipment leases ▪ Leverage fixed operating costs	▪ Management transition prompted by deteriorating company performance ▪ Seeing accelerating originations from investments in sales capacity, franchise and transportation lending channels and a new working capital loan product ▪ Net income growth from increased operating leverage and low funding costs

Red Mountain Board Service (continued)

Company	Investment Thesis	Outcome
DXL DESTINATIONXL Board Service: **2 years**	▪ Drive value through a store format transition that improves store-level returns and expands the customer base	▪ Business transformation with minor change in management ▪ Strong performance of new store formats despite challenging retail environment ▪ EBITDA growth of 50% per annum
encore CAPITAL GROUP Board Service: **9 years**	▪ Deploy capital at high ROIC through the acquisition of defaulted consumer receivables in the U.S., Europe and South America and low-cost collection operations	▪ Business transformation with successful CEO succession ▪ Adjusted EBITDA growth of over 500% since Red Mountain's initial investment ▪ Opportunity to deploy capital at attractive returns due to a combination of industry consolidation, operational scale, global diversification and regulatory clarity
AFFIRMATIVE INSURANCE HOLDINGS. INC. Board Service: **3 years**	▪ Expected to deploy capital opportunistically at high ROIC and scale non-capital-intensive retail operations through a leveraged roll-up	▪ Majority shareholder, weak management, adverse industry conditions and a highly levered balance sheet contributed to the company's failure

Contact Information

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